Advantest Corporation (FY2014 Q2)

FY2014 Second Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended September 30, 2014)
(Unaudited)

October 28, 2014
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Shinichiro Kuroe, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 14, 2014
Dividend Payable Date (as planned)	:	December 1, 2014
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)

1. Consolidated Results of FY2014 Q2 (April 1, 2014 through September 30, 2014)
(1)	Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2014 Q2	78,943	32.4	6,392	－	8,017	－	4,585	－
FY2013 Q2	59,638	(17.8)	(7,994)	－	(7,387)	－	(9,339)	－
(Note) Quarterly comprehensive income (loss): FY2014 Q2 (Y) 11,407 million (-%);FY2013 Q2 (Y) (3,545) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted
		Yen		Yen
FY2014 Q2	26.32		23.79
FY2013 Q2	(53.65)		(53.65)

(2)	Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2014 Q2	249,821		126,791		126,791		50.8
FY2013	229,856		116,252		116,252		50.6

2. Dividends

	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2013	－	10.00	－	5.00	15.00
FY2014	－	5.00	N/A	N/A	N/A
FY2014 (forecast)	N/A	N/A	－	5.00	10.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2014 Q2)

3. Projected Results for FY2014 (April 1, 2014 through March 31, 2015)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share
FY2014	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
	152,000	35.9	12,000	－	13,700	－	8,000	－	45.93
(Note) Revision of projected results for this period: Yes
Please see “(3) Prospects for the Current Fiscal Year” on page 6 for details.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes (Note) Please see “2. Others” on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: No
2)	Changes other than 1) above: No

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2014 Q2 199,566,770 shares; FY2013 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2014 Q2 25,367,391 shares; FY2013 25,368,828 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2014 Q2 174,189,320 shares; FY2013 Q2 174,072,271 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2014 Q2)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes to Consolidated Financial Statements	P.14
		(Notes on Going Concern)	P.14
		(Notes on Significant Changes to Stockholders’ Equity)	P.14
		(Segment Information)	P.14

Advantest Corporation (FY2014 Q2)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2014 Q2 (April 1, 2014 through September 30, 2014)

			(in billion yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	60.9	87.4	43.6%
Net sales	59.6	78.9	32.4%
Operating income (loss)	(8.0)	6.4	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(7.4)	8.0	－
Net income (loss)	(9.3)	4.6	－
During Advantest’s first half of fiscal year 2014, the American economy sustained its solid recovery but European economic activities continued to show signs of a slowdown. While China and other emerging economies continued to be a driving force for global economic growth, their growth showed signs of a slowdown. The Japanese economy continued its gradual recovery from a downturn resulting from the increase in the consumption tax.
In the semiconductor market, semiconductor manufacturers actively promoted capital investment in product capacity expansion as a result of increasing demand for chips to be used in Long-Term Evolution (“LTE”) smartphones for the Chinese market following the launch of LTE services in China in late 2013 and as a result of ramp-up in production of chips for new-model high-end smartphones.
Amid this business environment, Advantest sought to expand its business with a focus on test systems for smartphone chips. As a result, orders received were (Y) 87.4 billion (a 43.6 % increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 78.9 billion (a 32.4 % increase in comparison to the corresponding period of the previous fiscal year). In addition to year-on-year increase in net sales, higher ratio of sales of relatively high-profitability products contributed to a significant improvement in profit and loss. Operating profit was (Y) 6.4 billion, net profit before income taxes and equity in earnings of affiliated companies was (Y) 8.0 billion, and net profit was (Y) 4.6 billion. The percentage of net sales to overseas customers was 92.8% (90.5% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2014 Q2)

<Semiconductor and Component Test System Segment>

(in billion yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	39.3	63.9	62.6%
Net sales	41.3	55.0	33.1%
Operating income (loss)	(3.8)	7.9	－
Semiconductor and Component Test System Segment saw increased sales of the V93000 non-memory test systems due to higher demand for semiconductors that was spurred by the expansion of LTE base station infrastructure, increased production of smartphones for the Chinese market, and the launch of new high-end smartphones. Demand for test systems for MPUs also increased, and there was steady demand for memory test systems.
As a result of the above, orders received were (Y) 63.9 billion (a 62.6% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 55.0 billion (a 33.1% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 7.9 billion.

< Mechatronics System Segment＞
(in billion yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	9.3	11.9	27.5%
Net sales	6.8	11.1	63.5%
Operating income (loss)	(2.5)	0.7	－
The Mechatronics System Segment saw higher demand for device interfaces and test handlers that was correlated to increased demand for test systems. Demand for nanotechnology products also steadily increased due to continuing miniaturization of semiconductors.
As a result of the above, orders received were (Y) 11.9 billion (a 27.5% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 11.1 billion (a 63.5% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 0.7 billion.

<Services, Support and Others Segment>

(in billion yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	12.4	11.7	(5.5%)
Net sales	11.6	12.9	11.0%
Operating income	1.2	1.6	33.8%
The Services, Support, and Others Segment saw a fall in orders received in comparison to the corresponding period of the previous fiscal year as demand for leases struggled to grow but initiatives to increase profitability of the field services progressed smoothly.
As a result of the above, orders received were (Y) 11.7 billion (a 5.5% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 12.9 billion (a 11.0% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 1.6 billion (a 33.8% increase in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2014 Q2)

(2) Analysis of Financial Condition
Total assets at September 30, 2014 amounted to (Y) 249.8 billion, an increase of (Y) 20.0 billion compared to March 31, 2014, primarily due to an increase of (Y) 14.5 billion and (Y) 5.4 billion in cash and cash equivalents and trade receivables. The amount of total liabilities was (Y) 123.0 billion, an increase of (Y) 9.4 billion compared to March 31, 2014, primarily due to an increase of (Y) 3.3 billion, (Y) 2.8 billion and (Y) 2.7 billion in trade accounts payable, accrued expenses and income taxes payable, respectively.
Stockholders’ equity was (Y) 126.8 billion. Equity to assets ratio was 50.8%, an increase of 0.2 percentage points from March 31, 2014.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2014 were (Y) 83.5 billion, an increase of (Y) 14.5 billion from March 31, 2014. Significant cash flows during the first half of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 13.4 billion (net cash inflow of (Y) 3.4 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to an increase of (Y) 3.0 billion and (Y) 2.7 billion in income taxes payable and accrued expenses, respectively, offset by an increase of (Y) 3.8 billion in trade receivables, and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 4.6 billion.
Net cash used in investing activities was (Y) 0.1 billion (net cash outflow of (Y) 4.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 1.5 billion, offset by proceeds from sale of available-for-sale securities of (Y) 1.6 billion.
Net cash used in financing activities was (Y) 0.8 billion (net cash outflow of (Y) 1.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to dividends paid of (Y) 0.8 billion.

(3) Prospects for the Current Fiscal Year
Increasing global adoption of smartphones, spurred by the availability of lower-priced models, LTE  adoption and greater functionality, is expected to drive growth in semiconductor-related markets going forward. Based on this trend, Advantest foresees healthy growth in both the non-memory and memory chip markets and anticipates that there will be continued demand from chipmakers for Advantest’s test systems.
Advantest will strive to complete the two structural transition initiatives launched in FY2013, building a cost structure that ensures profitability notwithstanding market fluctuations and building a business structure in which resources are reallocated from underperforming areas to growth markets in an agile manner, take hold. By doing so, Advantest aims to further strengthen its profitability base and grow income streams.
Advantest has revised its forecast for the full FY2014 as follows, with figures in brackets those announced in July 2014.  Advantest now expects net sales of (Y) 152.0 billion ((Y) 145.0 billion) and operating income of (Y) 12.0 billion ((Y) 10.0 billion), based on robust demand for test systems. Advantest also now expects consolidated income before taxes of (Y) 13.7 billion ((Y) 10.0 billion), based on cumulative other income (expense) through the first half of the fiscal year, and net profit of (Y) 8.0 billion ((Y) 7.5 billion).

Advantest Corporation (FY2014 Q2)

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first half, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2014 Q2)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	September 30, 2014

Current assets:
Cash and cash equivalents	¥68,997	83,503
Trade receivables, net	20,404	25,794
Inventories	30,200	30,476
Other current assets	5,218	4,397

Total current assets	124,819	144,170

Investment securities	3,741	2,423
Property, plant and equipment, net	39,925	38,903
Intangible assets, net	3,545	3,430
Goodwill	46,846	49,777
Other assets	10,980	11,118

Total assets	¥229,856	249,821

Advantest Corporation (FY2014 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	September 30, 2014

Current liabilities:
Trade accounts payable	¥12,353	15,613
Accrued expenses	6,775	9,583
Income taxes payable	1,089	3,741
Accrued warranty expenses	1,589	1,492
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	2,996
Other current liabilities	2,313	3,368

Total current liabilities	26,607	46,793

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,134
Accrued pension and severance costs	28,641	28,714
Other liabilities	3,207	2,389

Total liabilities	113,604	123,030

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,906	43,895
Retained earnings	130,740	134,387
Accumulated other comprehensive income	5,326	12,148
Treasury stock	(96,083)	(96,002)

Total stockholders’ equity	116,252	126,791

Total liabilities and stockholders’ equity	¥229,856	249,821

Advantest Corporation (FY2014 Q2)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended September 30, 2013	Six months ended September 30, 2014

Net sales	¥59,638	78,943
Cost of sales	30,793	35,697

Gross profit	28,845	43,246

Research and development expenses	17,408	15,022
Selling, general and administrative expenses	19,431	21,832

Operating income (loss)	(7,994)	6,392

Other income (expense):
Interest and dividend income	100	88
Interest expense	(70)	(68)
Gain on sale of investment securities	576	559
Other, net	1	1,046

Total other income (expense)	607	1,625

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(7,387)	8,017

Income taxes (benefit)	1,954	3,432
Equity in earnings (loss) of affiliated company	2	—

Net income (loss)	¥(9,339)	4,585

	Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014

Net income (loss) per share:
Basic	¥(53.65)	26.32
Diluted	(53.65)	23.79

Advantest Corporation (FY2014 Q2)

	Yen (Millions)
	Three months ended September 30, 2013	Three months ended September 30, 2014

Net sales	¥29,548	42,114
Cost of sales	15,995	19,119

Gross profit	13,553	22,995

Research and development expenses	8,688	7,641
Selling, general and administrative expenses	9,543	11,364

Operating income (loss)	(4,678)	3,990

Other income (expense):
Interest and dividend income	24	29
Interest expense	(36)	(34)
Gain on sale of investment securities	84	—
Other, net	64	840

Total other income (expense)	136	835

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(4,542)	4,825

Income taxes (benefit)	1,156	1,579

Net income (loss)	¥(5,698)	3,246

	Yen
	Three months ended September 30, 2013	Three months ended September 30, 2014

Net income (loss) per share:
Basic	¥(32.71)	18.64
Diluted	(32.71)	16.85

Advantest Corporation (FY2014 Q2)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014

Comprehensive income (loss)
Net income (loss)	¥(9,339)	4,585
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,719	6,661
Net unrealized gains (losses) on investment securities	(296)	(371)
Pension related adjustments	371	532

Total other comprehensive income (loss)	5,794	6,822

Total comprehensive income (loss)	¥(3,545)	11,407

	Yen (Millions)
	Three months ended	Three months ended
	September 30,2013	September 30,2014

Comprehensive income (loss)
Net income (loss)	¥(5,698)	3,246
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(247)	8,727
Net unrealized gains (losses) on investment securities	(480)	(116)
Pension related adjustments	252	252

Total other comprehensive income (loss)	(475)	8,863

Total comprehensive income (loss)	¥(6,173)	12,109

Advantest Corporation (FY2014 Q2)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014

Cash flows from operating activities:
Net income (loss)	¥(9,339)	4,585
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,573	2,514
Deferred income taxes	203	(337)
Stock option compensation expense	438	－
Gain on sale of investment securities	(576)	(559)
Changes in assets and liabilities:
Trade receivables	7,129	(3,828)
Other account receivable	(131)	733
Inventories	(697)	506
Trade accounts payable	1,542	2,398
Other account payable	34	422
Accrued expenses	(23)	2,712
Income taxes payable	(265)	2,975
Accrued warranty expenses	(18)	(127)
Customer prepayments	(285)	494
Accrued pension and severance costs	839	247
Other	(44)	657

Net cash provided by (used in) operating activities	3,380	13,392

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	943	1,557
Acquisition of subsidiary, net of cash acquired	(1,168)	－
Purchases of property, plant and equipment	(3,521)	(1,497)
Purchases of intangible assets	(465)	(249)
Other	255	47

Net cash provided by (used in) investing activities	(3,956)	(142)

Cash flows from financing activities:
Dividends paid	(1,734)	(845)
Other	503	36

Net cash provided by (used in) financing activities	(1,231)	(809)

Net effect of exchange rate changes on cash and cash equivalents	1,911	2,065

Net change in cash and cash equivalents	104	14,506

Cash and cash equivalents at beginning of period	45,668	68,997

Cash and cash equivalents at end of period	¥45,772	83,503

Advantest Corporation (FY2014 Q2)

(5) Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Six months ended September 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥41,213	6,787	11,638	－	59,638
Inter-segment sales	91	－	－	(91)	－
Net sales	41,304	6,787	11,638	(91)	59,638
Operating income (loss) before stock option compensation expense	(3,785)	(2,488)	1,172	(2,455)	(7,556)
Adjustment:
Stock option compensation expense					438
Operating income (loss)					¥(7,994)

	Yen (Millions)
	Six months ended September 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥54,925	11,100	12,918	－	78,943
Inter-segment sales	66	－	－	(66)	－
Net sales	54,991	11,100	12,918	(66)	78,943
Operating income (loss) before stock option compensation expense	7,904	714	1,568	(3,794)	6,392
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥6,392

Advantest Corporation (FY2014 Q2)

	Yen (Millions)
	Three months ended September 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,274	3,265	6,009	－	29,548
Inter-segment sales	16	－	－	(16)	－
Net sales	20,290	3,265	6,009	(16)	29,548
Operating income (loss) before stock option compensation expense	(2,525)	(1,123)	791	(1,383)	(4,240)
Adjustment:
Stock option compensation expense					438
Operating income (loss)					¥(4,678)

	Yen (Millions)
	Three months ended September 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥28,881	6,307	6,926	－	42,114
Inter-segment sales	66	－	－	(66)	－
Net sales	28,947	6,307	6,926	(66)	42,114
Operating income (loss) before stock option compensation expense	4,786	559	940	(2,295)	3,990
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥3,990

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.